[redacted]

10026944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Raleigh Road, Suite 300
(No. and Street)

Chapel Hill (City) NC (State) 27517 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Manzon (919) 403-3000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Dr, Suite 200 (Address) Richmond (City) VA (State) 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert C. Eubanks, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Franklin Street Securities, Inc.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

BETH P RHUE NOTARY PUBLIC DURHAM COUNTY, NC

Signature

President
Title

Beth P Rhue
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Franklin Street Securities, Inc.
Chapel Hill, North Carolina

We have audited the accompanying statement of financial condition of Franklin Street Securities, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franklin Street Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Richmond, Virginia
February 16, 2010

Franklin Street Securities, Inc.

Statement Of Financial Condition
December 31, 2009

Assets		
Cash	$	546,743
Deposit held by clearing agent		100,000
Commissions receivable from clearing firm		15,586
Accounts receivable		500
Due from affiliate		71
Prepaid expenses		5,388
Total assets	$	668,288

Liabilities And Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	27,300
Income taxes payable, parent company		11,803
State income taxes payable		5,410
Total liabilities		44,513
Commitments And Contingencies (Notes 4 and 8)		
Stockholder's Equity		
Common stock, no par value, authorized 100,000 shares; issued 4,000 shares		1
Additional paid-in capital		195,000
Retained earnings		428,774
		623,775
Total liabilities and stockholder's equity	$	668,288

See Notes To Financial Statements.

Franklin Street Securities, Inc.

Statement Of Income
Year Ended December 31, 2009

Revenue:	
Commissions	$ 944,376
Investment income	1,083
Total revenue	945,459
Expenses:	
Clearance fees	147,527
Salaries and benefits	168,957
Professional fees	23,500
Rent	67,200
Management fee	201,600
Other	30,533
Total expenses	639,317
Income before income taxes	306,142
Federal and state income taxes	118,232
Net income	$ 187,910

See Notes To Financial Statements.

Franklin Street Securities, Inc.

Statement Of Changes In Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2009	$ 1	$ 195,000	$ 290,864	$ 485,865
Dividend	-	-	**(50,000)**	**(50,000)**
Net income	-	-	**187,910**	**187,910**
Balance, December 31, 2009	**$ 1**	**$ 195,000**	**$ 428,774**	**$ 623,775**

See Notes To Financial Statements.

Franklin Street Securities, Inc.

Statement Of Cash Flows
Year Ended December 31, 2009

Cash Flows From Operating Activities		
Net income	$	187,910
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		4
Changes in assets and liabilities:		
Commissions receivable from clearing firm		1,026
Accounts receivable		(200)
Due from affiliate		(71)
Prepaid expenses		248
Income taxes payable, parent company		(8,193)
State income taxes payable		(11,069)
Accounts payable and accrued liabilities		6,105
Net cash provided by operating activities		175,760
Cash Flows From Financing Activities		
Dividend to stockholder		(50,000)
Net cash used in financing activities		(50,000)
Net increase in cash		125,760
Cash:		
Beginning		420,983
Ending	$	546,743

See Notes To Financial Statements.

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: Franklin Street Securities, Inc. (the Company) operates in North Carolina as an introducing securities broker-dealer in which security transactions orders for institutional and individual customers are placed through a regional clearing agent on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers. The Company is a wholly-owned subsidiary of Franklin Street Partners, Inc. (the Parent). The Company's customers are also customers of other wholly-owned subsidiaries of the Parent.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events: The Company has evaluated subsequent events for potential recognition or disclosure February 16, 2010, the date that the financial statements were issued.

Note 2. Transactions With Clearing Agent

The agreement with the clearing agent provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

Note 3. Income Tax Matters

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the Parent who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of these allocations is reported on the accompanying statement of financial condition under the captions "Income taxes payable, parent company."

The provision for income taxes charged to operations consists of the following:

Current tax expense	$	118,232
Deferred tax expense		-
	$	118,232

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income due to the following:

Computed "expected" tax expense	$	104,088
Increase in income taxes resulting from		
state taxes, net of federal tax benefit		13,942
Other		202
	$	118,232

On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes. As a result of implementation of this guidance, the Company has determined that there are no uncertain tax positions.

The Parent files income tax returns in U.S. federal jurisdiction and the Company files income tax returns in North Carolina. With a few exceptions, the Company and the Parent is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2005.

Note 4. Lease Commitments

The Company, the Parent and affiliates lease office space under an operating lease expiring in 2010. Effective August 11, 2009, the lease was extended so that the revised expiration date is March 31, 2016. Through ownership of an unrelated entity, a shareholder of the Parent owns a controlling interest in the office space that is being leased. Rent expense is allocated among the affiliated companies based on a set percentage agreed to by the companies. The Company's allocation of rent expense totaled approximately $67,200 for the year ended December 31, 2009. Based on the Company's percentage allocation, future minimum obligations under the operating lease at December 31, 2009, are as follows:

Years Ending December 31,		
2010	$	41,308
2011		38,912
2012		51,807
2013		53,103
2014		54,430
2015		55,791
2016		14,149
	$	309,500

Note 5. Management Agreement

The Parent provides the Company with information, telephone, janitorial and certain other administrative and management services in accordance with the terms of a management agreement. In 2009, the Company paid the Parent $201,600 for its share of services incurred. The agreement is cancelable by either party upon thirty days written notice.

Note 6. Retirement Plans

The Company has a salary deferral plan under Section 401(k) of the Internal Revenue Code for its eligible employees. The Plan allows eligible employees to defer a portion of their compensation up to 15%. Employer contributions are at the discretion of the Company. In 2009, the Company elected to contribute $6,534.

Note 7. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $598,316, which was $593,316 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.07 to 1.

Note 8. Financial Instruments With Off-Balance-Sheet Risk And Concentrations Of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agent.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 9. Subsequent Event

Effective January 27, 2010, the Board of Directors declared a dividend to the Parent in the amount of $100,000, which was paid on January 29, 2010.

Franklin Street Securities, Inc. **Schedule I**

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2009

Net capital		
Stockholder's equity	$	623,775
Nonallowable assets and other charges		
Prepaid expenses		5,388
Due from affiliate		71
Excess fidelity bond deductible provision		20,000
Total nonallowable assets and other charges		25,459
Net capital	$	598,316
Aggregate indebtedness		
Income taxes payable, parent company	$	11,803
State income taxes receivable		5,410
Accounts payable and accrued liabilities		27,300
	$	44,513
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	593,316
Ratio of aggregate indebtedness to net capital		0.07 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors
Franklin Street Securities, Inc.
Chapel Hill, North Carolina

In planning and performing our audit of the financial statements of Franklin Street Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLC

Richmond, Virginia
February 16, 2010

McGladrey & Pullen

Certified Public Accountants

Independent Accountants' Report On Applying Agreed-Upon Procedures

Board of Directors
Franklin Street Partners, Inc.
1450 Raleigh Road
Suite 300
Chapel Hill, NC 27517

Attention: Franklin Street Partners, Inc. Audit Committee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by Franklin Street Securities, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries and check numbers 6230 and 6177, noting no differences;
2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Richmond, Virginia
February 16, 2010